MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2011

INTRODUCTION

The following information, prepared as of March 1, 2012, should be read in conjunction with the audited annual consolidated financial statements (“Financial Statements”) of Sprott Resource Lending Corp. (“SRLC” or the “Company”.) as at December 31, 2011 and 2010, and for the years ended December 31, 2011 and 2010, and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS PROFILE AND STRATEGY

The Company specializes in term and bridge lending to precious and base metal mining and energy companies on a global basis. Headquartered in Toronto, Canada, the Company seeks to generate income from lending activities as well as realizing on the upside potential of bonus arrangements with resource borrowers which are generally tied to the revenue or common shares of the borrower.

SRLC and Sprott Lending Consulting Limited Partnership (“Sprott LP”) (a wholly owned subsidiary of Sprott Inc.) entered into management and partnership agreements (see “Material Contracts” herein) allowing the Company to enhance the size and quality of deal flow by leveraging Sprott Inc.’s strong reputation in providing financing to companies operating in the resources sector.

Prior to entering into the management and partnership agreements with Sprott LP, the Company operated under the name Quest Capital Corp. and provided real estate loans in Canada.

RESOURCE LENDING

The Company may lend to any resource or energy related provider, but financing is available primarily to companies that are generally in late stage exploration and development, or early stage resource production, and may be provided in various forms as follows:

1.

Term and bridge loans, whereby interest payments are determined through a prescribed interest rate and are subject to additional fees in the form of cash and securities of the borrower. Terms for such loans are generally for 12 to 36 months, but may be up to 5 years and are generally used for production expansion, working capital, construction, acquisitions and general corporate purposes. In addition to receiving interest, the Company also receives fees in the form of cash, shares and/or warrants of the borrower;

2.

Precious metals loans, generally follow the same terms, structure, and purposes, as term and bridge loans, however precious metal loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically gold or silver ounces). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices; and

3.	Other credit facilities, including convertible debt and standby lines of credit.

Security

Resource loans are generally secured by first or second priority charges against the underlying mineral rights and related assets of the borrower that, in the opinion of management, have a fair value in excess of the amount advanced, as of the date of the commitment to fund the loan. For certain qualified borrowers, the Company may also extend a credit facility without having direct charges on collateral. The Company generally aims to provide loans where the loan does not exceed 50% of the security value but will consider financing arrangements up to 75% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

ADOPTION OF IFRS

The accompanying Financial Statements for the years ended December 31, 2011 and 2010 have been prepared to reflect the Company’s adoption of IFRS on January 1, 2011, with effect from January 1, 2010. The financial statements subsequent to this report will be prepared in accordance with IFRS. Prior to adopting IFRS, the Company reported its financial results using Canadian generally accepted accounting principles (“GAAP”).

Note 5 of the Company’s Financial Statements contains a description of the transition to IFRS, including a line-by-line reconciliation of the financial statements previously prepared under GAAP to those under IFRS for the years ended December 31, 2010.

Notably, under IFRS, as at December 31, 2010 the Company’s book value per share was $1.60 versus $1.59 book value per share which was reported under GAAP. The IFRS adjustments are largely related to the Company recognizing income on impaired loans that was not recognized under GAAP. Income recognized on impaired loans may not all relate to cash received and should be reviewed in conjunction with the Company’s recording of loan loss expense.

NON-IFRS MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and other non-IFRS measures are commonly used to compare the performance of lenders, but do not have standardized meanings prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other companies. The Company calculates these measures as follows:

  ROE – annualized net income (loss) divided by average shareholders’ equity.

  ROA – annualized net income (loss) divided by average total assets.

  Income before income taxes on resource lending activities – Interest income on resource loans plus other interest income (bank interest), other income, and equity method investment income less general and administrative expenses excluding stock based compensation and salaries and benefits related to real estate activities.

Readers are cautioned not to view non-IFRS measures as alternatives to financial measures calculated in accordance with IFRS.

2011 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of SRLC’s financial performance as at and for the year ended December 31, 2011, which was primarily attributed to the Company’s resource lending operations. This information should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1a – Selected Financial Information
($ thousands, except share and per share amounts)
	2011	2010	Change from 2010
Net interest income	17,558	24,848	(7,290)	(29%	)
Loan loss expense	(4,549)	(35,063)	30,514	87%
Gain on sale of loans and foreclosed properties	168	249	(81)	(33%	)
Realized/unrealized (loss) gain on investments and securities	(1,652)	55	(571)	(3104%	)
Syndication fees and other loan income	72	71	1	1%
Foreign exchange (loss) gain	(196)	77	(273)	(355%	)
Other income (loss)	3,348	(350)	3,698	1057%
General and administrative expenses	12,071	14,372	(2,301)	(16%	)
Loss before income taxes	2,427	(25,045)	27,472	110%
Net income (loss)	2,488	(36,094)	38,582	107%
Earnings (loss) per share - basic and diluted	0.02	(0.25)	0.27	108%
ROE[1]	1%	(14% )
ROA[1]	1%	(13% )

	December 31,	December 31,	Change from
	2011	2010	December 31, 2010
Cash and cash equivalents	31,994	107,689	(76,695)	(70%	)
Investments and securities	47,802	20,866	26,936	129%
Loans receivable	136,149	92,203	43,946	48%
Total assets	252,821	251,993	752	-
Total liabilities	5,177	4,670	431	9%
Shareholders' equity	247,644	247,323	321	-
Common shares outstanding	154,223,046	154,694,758	(471,712)	-
Book value per share	1.61	1.60	-	-
Impaired loans – net carrying value	22,391	87,911	(65,520)	(75%	)
Loan loss provision	8,023	32,142	(24,119)	(75%	)
Provision as a percentage of impaired loans	26%	27%

1       See section “Non-IFRS Measures” for definitions.

As at December 31, 2011, $119.8 million in resource loans had been advanced.

For the year ended December 31, 2011, net interest income was $7.3 million lower than for the year ended December 31, 2010. This decline was due to a decrease in the principal and carrying balance of outstanding loans. The aggregate principal balance of real estate loans decreased due to the Company’s real estate loan monetization efforts. As a result, interest income on impaired real estate loans decreased by $9.4 million for the year ended December 31, 2011, while income on performing loans increased by $1.8 million.

Net income (loss) increased to $2.5 million in 2011 compared with a loss of $36.1 million in 2010, primarily the result of a decrease in loan loss expense on the existing real estate portfolio. For the year ended December 31, 2011, costs related to the transition from real estate lending were $1.7 million compared to $5.6 million in 2010 which primarily related to remediation bonuses and severance. Basic and diluted earnings per share were $0.02 for 2011, an increase from the $0.25 loss per share in 2010.

Investments and securities increased by $26.9 million or 129% to $47.8 million as at December 31, 2011 compared to December 31, 2010. The increase was primarily due to managed portfolio investments in a series of bonds and other short term investments held through Canadian chartered financial institutions. The Company also received shares and warrants through resource loan activities. This increase was partially offset by the disposition and mark-to-market valuation of these securities at December 31, 2011.

The Company continued to monetize its non-performing real estate loan portfolio and originate resource loans in its first year of resource lending. As a result, the carrying value of performing loans increased from $4.3 million as at December 31, 2010 to $113.8 million as at December 31, 2011.

The Company’s total liabilities as at December 31, 2011 were $5.2 million, an increase of $0.5 million from December 31, 2010. The increase was due primarily to accruals for management services pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”), which was offset by lower bonus and severance accruals.

Resource Lending Activities

To assess the Company’s performance and its ability to pay a quarterly dividend, management analyzes a number of factors, including the results of its resource lending activities in terms of the approximate cash flow generated by its resource loans. At the inception of resource loans, the Company earns bonus and origination fees generally in the form of shares and/or warrants of the borrower which are received and amortized into income over the term of the loan. The following table highlights the Company’s earnings before income taxes on resource lending activities and includes a reconciliation to income (loss) as reported under IFRS.

Table 1b – Resource Lending Activities [1]
($ thousands)

	Fourth	Third	Second	First
	Qtr 2011	Qtr 2011	Qtr 2011	Qtr 2011

Interest income on resource loans (performing loans)	5,074	3,074	2,134	1,091
Other interest income	124	220	278	280
Other income and equity method investment income	519	483	1,563	1,385
Total net interest income on resource lending activities	5,717	3,777	3,975	2,756
General and administrative expenses	2,334	2,708	2,517	4,512
Less: Stock based compensation	(192)	(391)	(479)	(564)
Salaries and benefits related to real estate activities	(9)	(12)	(151)	(1,501)
Adjusted general and administrative expenses	2,133	2,305	1,887	2,447
Income before income taxes on resource lending activities	3,584	1,472	2,088	309
Items to reconcile to income (loss) reported under IFRS:
Interest income on impaired real estate loans, net of loan loss and other expenses on real estate loans	93	(1,690)	106	1,612
Foreign exchange gain (loss)	(290)	1,277	(243)	(940)
Unrealized and realized gain (loss) on investments and securities	804	(1,221)	(625)	(610)
Stock based compensation and salaries and benefits related to real estate	(201)	(403)	(630)	(2,065)

Income (loss) before income taxes as reported under IFRS	3,990	(565)	696	(1,694)

1 See section “Non-IFRS Measures” for definition.

DIVIDEND UPDATE

Based on the expected results of its most recent fiscal quarter, the Company’s Board of Directors approved an increase in its dividend from $0.01 to $0.015 per common share for payment on February 10, 2012 to shareholders of record on January 27, 2012. This is the Company’s third consecutive quarterly dividend. The Company will designate the full amount of this dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada). In the future, the Company will consider its dividend in line with the growth and performance of its resource loan portfolio.

OUTLOOK

The financial outlook over 2012 is guided by the Company’s continued growth in resource lending, the ability to continue to generate resource loans and the continued monetization of its legacy real estate portfolio. For the most recent fiscal year, the Company was encouraged by the growth of its resource loan portfolio to date, and income generated from these resource loans is expected to result in operating cash earnings. It should be noted that the values of shares and warrants received in conjunction with the Company’s lending activities may be subject to volatility as a result of price movements in resource and energy markets and the market value of the securities of the relevant issuers.

Given the Company’s relative size and number of loans, loan originations, and/or loan repayments, large swings in the amount of loans outstanding may result. As the resource loan portfolio begins to mature, the Company will naturally incur loan repayments and maturities. Based on current market conditions and negotiations with potential borrowers, the Company expects maturities and repayments to be offset by new loan originations. As of March 1, 2012, the Company has over $102 million in resource loans.

With approximately $104 million in available cash deposits and liquid investments, the Company is well positioned to take advantage of opportunities that meet the Company’s resource lending criteria.

On February 29, 2012, Sprott Inc. announced that it signed a letter of intent to acquire the Toscana group of companies, energy specialists and lenders located in Calgary, Alberta. The Company’s management believes that in addition to bringing energy lending expertise to the Company, the transaction will assist the Company in building a more substantial energy loan portfolio.

During the past year, management continued to work to monetize the Company’s remaining legacy real estate portfolio. Management originally targeted the substantial completion of its real estate monetization by mid 2011, however given the nature and size of the remaining real estate portfolio, the exact timing for monetizing is difficult to accurately predict. Management will continue to market its real estate portfolio. Currently, the Company has one remaining real estate loan and four foreclosed properties whose status is described in further detail herein - see Credit Quality and Impaired Loans.

Table 2 - Condensed Income Statement
($ thousands)
	2011		2010
Interest and other income	$	%	$	%
Interest income on performing loans	11,373	78	9,568	(90)
Interest income on non-performing loans	5,355	37	14,719	(138)
Other interest income	830	6	561	(5)
Loan loss expense, net of recoveries	(4,549)	(31)	(35,063)	329
Gain on sale of loans and foreclosed properties	168	1	249	(2)
Other income (loss)	1,517	10	(784)	7
Foreign exchange (loss) gain	(196)	(1)	77	(1)
	14,498	100	(10,673)	100

General and administrative expenses
Salaries and benefits	3,391	28	8,082	56
Stock-based compensation	1,626	13	1,962	14
Legal and professional services	1,350	11	1,539	11
Management services	3,449	29	604	4
Other expenses	2,255	19	2,185	15
	12,071	100	14,372	100

Net income (loss) before income taxes	2,427		(25,045)
Income tax (expense) recovery	(61)		11,049
Net income (loss)	2,488		(36,094)

Net income (loss) and comprehensive income (loss)

For the year ended December 31, 2011, the Company had net income of $2.5 million compared to a net loss of $36.1 million for the year ended December 31, 2010. The increase in income was primarily the result of a decrease in loan loss expense on the real estate portfolio, an increase in revenues earned on success fees from resource loans, higher interest income from performing resource loans, and lower employee remediation bonuses and severance costs.

Interest income on performing loans

Interest income on performing loans includes loan interest at the stated loan rate, plus loan origination and commitment fees net of originators’ fee expense. Fees received may include cash and/or securities of the borrower. Interest income is calculated using the effective interest rate method.

Interest income on performing loans increased by $1.8 million or 19% to $11.4 million for the year ended December 31, 2011 compared with $9.6 million in 2010. The increase for the year was due to the fact that the average yield on performing loans increased in 2011 to 17% from 13% in 2010.

Interest income on non-performing loans

Under IFRS, the Company continues to record loan interest and income on impaired loans. As described further in the notes to the Financial Statements, interest on impaired loans is calculated using the effective interest rate of the loan, but is applied against the impaired loan carrying value rather than the original loan carrying value. The amounts recorded as interest on impaired loans should be viewed in conjunction with the amounts recorded as loan loss expense.

Interest income on non-performing loans decreased by $9.4 million or 64% from $14.7 million for the year ended December 31, 2010 to $5.4 million in 2011. This was due primarily to the average decrease in the impaired loan carrying value of 50%.

Other interest income

Other interest income includes income that does not correspond to interest earned on performing or non performing loans. This income primarily includes interest earned from financial institutions on cash held in interest earning accounts. Other interest income remained relatively unchanged from 2010.

Loan loss expense, net of recoveries

The Company recorded $4.5 million in loan loss expense on impaired loans for 2011, a decrease of $30.5 million compared to 2010. The expense recorded in 2011 was for real estate loans which included interest income recorded on impaired loans, and changes in the timing of cash flows. As described further in the notes to the Financial Statements, under IFRS the Company continues to record interest income on impaired loans, and then provides loan loss expense upon the assessment of discounted cash flows for each loan. Management assessed all eleven resource loans and concluded that no provision was necessary.

In establishing the Company’s loan loss provisions, management estimates the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit quality and impaired loans.” The use of independent appraisals and the process by which management estimates the value of security are subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of assets, real estate or other security values used to establish a loan loss provision and the ultimate value realized on such security.

Other income (loss)

Other income increased by $2.3 million and totaled $1.5 million for the year ended December 31, 2011, compared to a loss of $0.8 million for 2010. This increase was primarily due to success fees received on resource loans in the form of upfront cash payments or bonus shares, offset by realized and unrealized loss on investments and securities.

Salaries and benefits

The $3.4 million expense recorded for salaries and benefits during the year ended December 31, 2011 was a decrease of $4.7 million or 58% compared with 2010. This was primarily the result of a decrease in bonuses and severance costs from the transition out of real estate lending that was substantially complete in Q2 2011. In addition, salaries and benefits for select executives was reflected in the management services for 2011 (see “Material Contracts”).

Legal and professional services

Legal and professional services expense decreased by $0.2 million to $1.3 million for the year ended December 31, 2011, from $1.5 million in 2010. The decrease was primarily due to a higher level of activity in legal services during 2010 resulting in the rebranding of the Company to resource lending and the agreements entered into with Sprott LP. Management expects further decreases will be achievable over the 2012 year.

Management services

Pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”), the Company expensed $3.4 million for resource lending management services for the year ended December 31, 2011, which represents a fixed annual management fee and a primary distribution based on Partnership net assets. Since the time the contract was entered into, the Company has accrued $3.3 million for distributions which are payable to Sprott LP and are included in accounts payable and accrued liabilities on the Consolidated Balance Sheet.

An annual incentive fee based on Partnership net income was not recorded by the Company in year ended December 31, 2011, as the Partnership has not generated an overall income above the cumulative hurdle. As a result of the Partnership’s eligible income levels in 2010 and 2011, the Company has a contractual right to offset any future incentive fees earned by Sprott LP, based on future Partnership net income, by $0.9 million.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses remained relatively unchanged for the year ended December 31, 2011 compared with 2010. Management expects further decreases will be achievable over the 2012 year.

Income tax expense (recovery)

The Company recognizes a deferred income tax asset if the realization of non-capital tax losses and other items deductible for tax purposes, which can be used to reduce future taxable earnings, is more likely than not. Management believes that existing tax loss carry-forwards will be utilized under the Company’s current business operations; however, consideration must be given to the objective verifiable evidence in determining whether the utilization of tax loss carry-forwards is more likely than not. Where cumulative net losses have been incurred in recent years, this is a significant piece of objective negative evidence which is difficult to overcome. With two years of cumulative accounting losses due to the Company’s real estate loans, there is insufficient objective evidence to suggest that the deferred income tax assets will be realized, and therefore the Company has recorded the asset at $0.

As at December 31, 2011, the Company has $24.1 million of non-capital tax loss carry-forwards which are available to reduce future taxable income. The first of these tax loss carry-forwards do not expire until 2028, with the majority expiring in 2029 and beyond.

CASH FLOWS FROM OPERATIONS

Table 3 – Condensed Statement of Cash Flows
($ thousands)
	2011	2010
Cash flows from (used in) operating activities

Net income (loss)	2,488	(36,094)
Resource lending activities:
Interest income on performing loans	(11,373)	(15)
Interest payments received	6,920	-
Income, net of realized loss, on bonus shares/warrants acquired through financing fees	(1,152)	-
Deferred loan origination fees and proceeds on sale of bonus shares and warrants	5,613	879
Net loan fundings	(113,901)	(5,000)

Real estate lending activities:

Interest payments received, net of income on impaired loans, loan loss expense, revaluation of foreclosed properties, and other	1,708	18,891
Proceeds on sale of loans and repayments, net of fundings	63,748	143,975
Loan loss recovery/gain on sale of loans and foreclosed properties, net of expenses	(899)	119
Changes in non-cash working capital and other items not affecting cash	(3,518)	14,931
	(50,366)	137,686

Cash flows from (used in) financing activities	(3,788)	(13,849)
Cash flows from (used in) investing activities	(21,668)	(20,830)
Changes due to foreign exchange on cash held in subsidiaries	127	-
(Decrease) increase in cash and cash equivalents	(75,695)	103,007
Cash and cash equivalents - beginning of year	107,689	4,682
Cash and cash equivalents – end of year	31,994	107,689

Resource lending

Cash used in resource lending increased by $102.0 million to $107.0 million for the year ended December 31, 2011 as compared to $5.0 million for the same period in 2010 given the Company’s new strategy to transition from real estate loans to resource loans. The primary use of cash was the funding of ten new resource loans in 2011.

Real estate lending

Cash from real estate lending decreased by $80.2 million for the year ended December 31, 2011 as compared to 2010 primarily due to a decrease in the number of real estate loans monetized.

Changes in non-cash working capital and other items not affecting cash

These balances are comprised of items within net income (loss) that have no affect on cash flow. They are principally made up of working capital changes, stock based compensation, foreign exchange gains and losses and unrealized gains or losses on fair market valuation of current investments. Other items not affecting cash that were added back to net income (loss) decreased by $18.4 million for the year ended December 31, 2011 versus 2010 were primarily due to the write down of the deferred tax asset in 2010.

Financing activities

Cash used in financing activities were $3.8 million compared to $13.8 million for the year ended December 31, 2011 vs. 2010 respectively. The decrease of $10.0 million was primarily due to the payments of non-recourse loan interest and syndication principal in 2010 which was partially offset by dividends paid in 2011.

Investing activities

Cash from investing activities remained relatively unchanged at $21.7 million in 2011 vs. $20.8 million in 2010, both of which were primarily the result of purchases of investments and securities.

FINANCIAL POSITION

Table 4 - Condensed Consolidated Balance Sheets
($ thousands)
	December 31, 2011		December 31, 2010
	$	%	$	%
Cash and cash equivalents	31,994	13	107,689	43
Restricted cash	5,000	2	-	-
Investments and securities	47,802	19	20,866	8
Loans receivable	136,149	54	92,203	37
Foreclosed properties held for sale	29,944	12	29,807	12
Equity method investments	441	-	413	-
Other assets	1,491	-	1,015	-
Total assets	252,821	100	251,993	100

Liabilities	5,177	2	4,670	2
Shareholders’ equity	247,644	98	247,323	98
Total liabilities and shareholders’ equity	252,821	100	251,993	100

Cash and cash equivalents

Cash and cash equivalents include cash balances with Canadian chartered financial institutions and exclude restricted cash. The Company’s cash balance as at December 31, 2011 decreased by $75.7 million from December 31, 2010 primarily due to the funding of resource loans offset by proceeds received through loan monetization (principal repayments and proceeds on sales of loans and foreclosed properties).

Restricted cash

As at December 31, 2011, the Company had $5.0 million in restricted cash related to a forward contract payable which was signed with a Canadian chartered bank to hedge the Company’s exposure to foreign exchange risk on its loan receivables denominated in US dollars. The forward contract is to sell $25,000 US dollars in exchange for $25,501 Canadian dollars. The fair value gain on this contract for the year ended December 31, 2011 was offset by the foreign exchange losses on its US dollar denominated loans. Contained in other assets is a derivative asset of $0.1 million which represents the fair value gain on the forward currency contract as at December 31, 2011.

Investments and securities

Investments and securities increased by $26.9 million or 129% to $47.8 million as at December 31, 2011 compared to December 31, 2010. The increase was primarily due to the investment in a series of bonds held through a Canadian chartered financial institution. In addition, the Company also received shares and warrants through its resource loan lending activities, other financing fees and by participating in two debentures. This increase was partially offset by the mark-to-market valuation of these securities at December 31, 2011 and through the sale of certain shares and warrants during the year.

Investments and securities as at December 31, 2011 include:

i)	deposits in two Canadian chartered financial institutions which hold a series of bonds in short and long term liquid investments;

ii)

common shares and warrants received as structuring and commitment fees for resource loans; management expects such shares to be a common feature of future resource loans. These securities allow the Company to participate in any potential market value appreciation of the borrower. The common shares held by the Company as at December 31, 2011 trade on public stock exchanges and the number of shares held represents neither a significant percentage interest in the borrower’s equity, nor a significant holding as compared to average daily trading volumes, and are therefore considered liquid. While most of the warrants are not publicly traded, management believes a market does exist for them and therefore are considered liquid.

iii)	two debentures, one of which is convertible at the holder’s option into common shares of the issuer at any time prior to the maturity date at a stated conversion price per share.

The following table summarizes the Company’s investments and securities:

Table 5 – Investment and Securities
(Fair value in $ thousands)
				December 31, 2011
Corporate and government bonds					$40,402

Common shares					$3,125

Warrants:	Expiry Date	Number of	Strike Price	Closing Price
Issuer		warrants held
African Minerals Limited	Feb 2014	325,000	£6.00	£4.36	$156
African Minerals Limited	Feb 2016	625,000	£4.25	£4.36	$1,112
Colossus Minerals Inc.	Nov 2016	54,600	$850	$6.03	$101
North American Palladium[1]	Oct 2014	25,000	US$217	US$229	$1,296

Total warrants					$2,665

Debentures					$1,610

Total fair value of investments and securities					$47,802

1 Each warrant has the ability to purchase 0.35 ounces of palladium

Loans receivable

As at December 31, 2011, the Company’s loans receivable were $136.1 million, an increase of $43.9 million or 48% from December 31, 2010. The loans as at December 31, 2011 consisted of eleven resource loans with an aggregate net carrying value of $113.8 million, an increase of ten loans or $109.5 million from December 31, 2010, and one real estate loan with an aggregate carrying value of $22.4 million, a decrease of thirteen loans or $65.5 million from December 31, 2010. The carrying value of a loan comprises the principal outstanding plus any unpaid interest earned at the stated loan rate, less any structuring or commitment fees that are deferred and recognized as interest income over the life of the loan through the effective interest rate on the loan. Loan carrying value is presented net of any loan loss provisions recorded.

The following table summarizes the components of the carrying value of the Company’s loans receivable:

Table 6 - Loan Portfolio
($ thousands)
	December 31, 2011		December 31, 2010
Principal outstanding	$	%	$	%

Resource loans
Metals and mining	108,175	76	5,000	4
Energy and other	11,636	8	-	-
Total resource loan principal	119,811	84	5,000	4
Real estate loans
Land under development	22,554	16	51,877	44
Real estate - commercial	-	-	33,934	29
Construction	-	-	27,673	23
Total real estate loan principal	22,554	16	113,484	96
Total principal outstanding	142,365	100	118,484	100
Accrued interest and deferred fees, net	1,807		5,859
Loan loss provisions – real estate loans	(8,023)		(32,141)
Carrying value of loans receivable	136,149		92,202

The following table summarizes the changes to the Company’s loan principal:

Table 7 - Loan Principal Continuity
($ thousands)
	2011	2010
	$	$
Principal balance, beginning of year	118,484	303,606
Loans funded, net of syndicate portions	123,088	24,714
Loans repaid or sold, net of syndicate portions	(96,256)	(156,268)
Reclassified as foreclosed properties held for sale	(2,951)	(53,568)
Principal balance, end of year	142,365	118,484

Loans funded during the year ended December 31, 2011 and 2010 include both cash advances and interest and fees that are capitalized to principal. During the year ended December 31, 2011, the Company funded $120.4 million in resource loan principal and $2.7 million in real estate loan principal. In the case of real estate loans, advances are required to realize the values of underlying security. Loan principal repaid or sold for the year ended December 31, 2011 and 2010 include both cash proceeds on the full or partial repayment of loans, and any write-downs or losses on disposal. Similarly, all loans reclassified as foreclosed properties held for sale related entirely to real estate loans.

The Company expects to continue monetizing its remaining real estate loans, and loan fundings will continue to increase as the Company develops its portfolio of resource-based loans.

As at December 31, 2011, the loan portfolio was composed of 100% senior priority security charges:

Table 8 - Priority of Principal Security Charges
($ thousands)
	December 31, 2011		December 31, 2010
Principal outstanding	$	%	$	%

Resource loans
Senior priority	119,811	84	5,000	4
Total resource loan principal	119,811	84	5,000	4

Real estate loans
Senior priority	22,554	16	111,345	94
Second priority	-	-	2,139	2
Total real estate loan principal	22,554	16	113,484	96
Total principal outstanding	142,365	100	118,484	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying security:

Table 9 - Geographic Location of Loan Principal

($ thousands)
	December 31, 2011		December 31, 2010
Principal outstanding	$	%	$	%

Resource loans
Canada	61,386	43	-	-
Sierra Leone	25,425	18	-	-
United States of America	21,500	15
Chile	8,000	6	5,000	4
Mexico	3,500	2	-	-
Total resource loan principal	119,811	84	5,000	4

Real estate loans
British Columbia	-	-	31,851	27
Prairies	22,554	16	80,163	68
Ontario	-	-	1,470	1
Total real estate loan principal	22,554	16	113,484	96
Total principal outstanding	142,365	100	118,484	100

Credit quality and impaired loans

To determine whether or not a loan is impaired, management looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears by 90 days or more, the loan is declared to be impaired. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 90 days in arrears, the loan is declared to be impaired.

All impaired loans are individually assessed to determine whether the value of the collateral securing the loan is less than the carrying value of the loan. The value of collateral security is estimated by management using independent appraisals and other market information. Appraisals used to determine collateral security values are acquired from independent, recognized appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult.

The Company computes the discounted present value of estimated net proceeds on disposal using the interest rate inherent in the loan contract. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense. The extent of estimates and judgment applied in determining a loan’s impaired value leads to significant measurement uncertainty, and the ultimate value realized from such security may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

i)      Real Estate Loans and Foreclosed Properties

The one impaired loan held by the Company at December 31, 2011 was a real estate loan, which had a carrying value of $22.4 million. A loan loss provision totaling $8.0 million was included in this carrying value. As part of its security on the remaining real estate loan, the Company has corporate and/or personal guarantees from the borrower in addition to the properties securing the mortgage. Management reviews the Company’s loan portfolio on a regular basis to estimate the value of the underlying security and, if credit conditions have adversely impacted the carrying value of the loan, suitable remedial action is taken.

As at December 31, 2011, the Company’s loan loss provision decreased to $8.0 million from $32.1 million as at December 31, 2010. The decrease of $24.1 million resulted from $28.7 million in loan losses written-off on sale or discharge, which was offset by $4.6 million in new loan losses, net of recoveries, during 2011.

As the Company monetizes its impaired loans, it may foreclose on the security underlying a loan in order to affect its sale. Included in foreclosures are not just properties for which legal title has been obtained, but also properties for which the relevant court has awarded the Company the right to obtain title or the right to enforce sale of the underlying security without taking title. Once the security has been classified as a foreclosed property, the Company no longer recognizes the related loan receivable.

As at December 31, 2011, the Company had four foreclosed properties with a combined carrying value of $29.9 million. As at December 31, 2010, the Company had three foreclosed properties with a carrying value of $29.8 million.

As the loan remediation process continues, additional information from the listing of properties for sale, the results of sale negotiations and comparable sales data may be identified, and loan loss provisions will be updated accordingly.

The following table summarizes the status of the Company’s real estate loan and foreclosed property portfolio as at December 31, 2011.

Table 10 – Summary of Impaired Loans and Foreclosed Properties – Real Estate
($ millions)
		Carrying Value
		December 31,
Geographic Area	Property description and status of monetization	2011
Impaired Loans:
Calgary region, Alberta	Land under development and currently being marketed	$22.4
Total Carrying Value of Impaired Loans		$22.4

Foreclosed Properties:
Okanagan region, British Columbia	Land held for development; purchase offers to date have not been acceptable; an independent third party appraisal conducted September 2011	$7.8
Okanagan region, British Columbia	Land held for development; purchase offers to date have not been acceptable; an independent third party appraisal conducted September 2011	2.9
Squamish, British Columbia	Land held for development; currently under a conditional purchase and sale agreement	18.2
Northern Alberta	Land held for development; purchase offers to date have not been acceptable; an independent third party appraisal conducted April 2010	1.0
Total Carrying Value of Foreclosed Properties		$29.9

The following table summarizes the quarterly changes in the carrying values and numbers of impaired loans since October 1, 2010:

Table 11 – Impaired Loan Continuity – Real Estate
($ millions)
	Fourth		Third		Second		First		Fourth
	Qtr 2011		Qtr 2011		Qtr 2011		Qtr 2011		Qtr 2010
	$	#	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	35.6	2	36.9	2	78.0	7	120.0	14	187.8	17
New impaired loans	-		-	-	-	-	-	-	5.5	2
Impaired loans sold or cured	(5.9)	(1)	-	-	(38.0)	(5)	(35.7)	(6)	(16.3)	(2)
Loans foreclosed	-		-	-	-	-	(3.1)	(1)	(56.8)	(3)
(Repayments)/advances and interest income on impaired loans	0.7		(1.3)	-	(3.1)	-	(3.2)		(0.2)
Ending impaired loans	30.4	1	35.6	2	36.9	2	78.0	7	120.0	14
Loan loss provision	(8.0)		(11.1)		(9.5)		(19.1)		(32.1)
Net carrying value of impaired loans	22.4	1	24.5	2	27.4	2	58.9	7	87.9	14

(ii)      Resource Loans

Management reviews the Company’s resource loan portfolio on a regular basis to determine if an impairment has occurred. In addition to monitoring contractual terms, including payment default, management will, among other things, during the term of the loan, conduct site visits, carry out discussions with borrower management and third parties, and monitor changes in the quoted value of the borrower’s common shares.

As a proxy for the credit quality of the Company’s resource loan portfolio, the following table summarizes the loan to value (“LTV”) ratios of the Company’s performing resource loan principal outstanding, by maturity date, as at December 31, 2011:

Table 12 - LTV of Principal Outstanding for Performing Resource Loans, by Maturity[1]
($ millions)
			Weighted					Weighted
	Number	Total	Avg	0 - 24%	25 - 49%	50 - 74%	>75%	Average
	of Loans	Principal	Coupon	LTV	LTV	LTV	LTV	LTV
Principal due within 1 month	-	-	-	-	-	-	-	-
Principal due 1 - 6 months	1	17.8	12.0%	17.8	-	-	-	6%
Principal due 7 - 12 months	5	35.0	10.2%	23.3	11.7	-	-	23%
Principal due 13 - 24 months	4	42.0	11.4%	25.4	-	8.5	8.1	67%
Principal due greater than 24 months	1	25.0	9.3%	25.0	-	-	-	15%
	11	119.8	10.7%	91.5	11.7	8.5	8.1	34%

[1]

Loan to value is calculated as loan principal, including commitments for future funding and other long term debt of the company, divided by the market capitalization of the borrowers. Market capitalization is calculated using the publicly disclosed share numbers and price data available as at December 31, 2011.

Deferred income tax assets

As at December 31, 2011, the Company had $24.1 million of non-capital tax losses available to reduce future taxable income compared with the $45.9 million that was available as at December 31, 2010 and additionally, should the Company monetize its foreclosed properties held for sale at their current carrying value, the Company would realize additional non-capital losses of $26.8 million. The Company has recognized deferred income tax assets based on the likely utilization of these tax losses and other deductions against future taxable income. However, until the Company demonstrates consistent earnings as a resource lender an allowance of $25.1 million has been taken against all deferred income tax assets, resulting in a net deferred income tax asset of $nil. As at December 31, 2010, the Company provided an allowance of $25.3 million, and reported a net deferred income tax asset of $nil.

The Company also recognized a deferred income tax liability of $0.2 million as at December 31, 2011 that related to its former U.S. based subsidiary. This amount was $0.3 million as at December 31, 2010.

Other assets

As at December 31, 2011, other assets increased by $0.5 million compared to December 31, 2010, primarily due to an increase in loan fees receivable in connection with bonus and origination fees on new resource loans. In addition to this other assets includes accounts receivable, prepaid expenses and deposits, premises, equipment and intangible assets, and income tax receivables.

Liabilities

Total liabilities increased to $5.2 million as at December 31, 2011 compared to $4.7 million as at December 31, 2010. The increase was due primarily to accruals for management services pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”), which was offset by lower bonus and severance accruals.

Shareholders’ equity

The Company’s shareholders' equity as at December 31, 2011 was relatively unchanged from December 31, 2010.

Further information on the Company’s capital resources is discussed in the “Liquidity and liquidity risk” section herein.

Contractual and constructive obligations

The Company has contractual obligations for leased office space in Vancouver and Toronto and shared office costs in Toronto. As at December 31, 2011, $1.0 million was due to be paid under these commitments between 2011 and 2013.

Additionally, the Company was, subject to conditions precedent, contractually committed to funding $5.0 million in resource loans, subject to the borrowers meeting certain conditions.

The following table summarizes these obligations outstanding as at December 31, 2011:

Table 13 – Contractual Obligations
($ millions)
	Obligations Due by Year
Contractual Obligation	Total	2012	2013	2014	2015	2016
Office lease and other	1.0	0.8	0.2	-	-	-
Employment contracts for resource lending advisory services	0.3	0.3	-	-	-	-
Loan commitments	5.0	5.0	-	-	-	-
Total	6.3	6.1	0.2	-	-	-

MATERIAL CONTRACTS

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) and Partnership Agreement (the “PA”) with Sprott LP. These agreements are available on SEDAR and certain of their terms are summarized below.

Management Services Agreement

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing the Board of Director’s (“the Board”) decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP provides the Company with four executives: a director (currently John Embry); a director, also serving as the Company’s President and Chief Executive Officer (currently Peter Grosskopf); the Chief Financial Officer (currently Jim Grosdanis); and the Chief Operating Officer (currently Narinder Nagra).

The MSA became effective on September 7, 2010 and shall continue in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by Sprott LP to the Company, pursuant to the MSA, the Company pays Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the Board from Sprott LP that are outside the MSA shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

The Company’s resource lending activities are conducted through Sprott Resource Lending Partnership (the “Partnership”). The PA between the Company and a wholly-owned subsidiary, as ordinary partners, and Sprott LP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the PA, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. Sprott LP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Sprott LP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Company’s Credit Committee, the Board of the Company, and certain limits on authority established from time to time by the Board of the Company.

Sprott LP is entitled to receive, on an annual basis, the lower of i) an annual profit distribution of 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and ii) the net profits of the Partnership for the year. In addition, Sprott LP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 3-year bond yield or similar index, capped at 6%, multiplied by the net asset value of the Partnership for the year. Prior to June 1, 2011, this hurdle was equal to the average of a 30-year Government of Canada bond yield, or similar index yield. The Partnership shall also pay Sprott LP an amount equal to all costs actually incurred by it in the performance of its duties under the PA. With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to Sprott LP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of Sprott LP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements, other than a foreign currency contract as described in the headings “Restricted cash” and “Foreign exchange rate risk”.

SUMMARY OF QUARTERLY RESULTS

Table 14 – Summary of Quarterly Results
($ thousands, except per share amounts)
	Fourth Qtr	Third Qtr	Second Qtr	First Qtr	Fourth	Third Qtr	Second Qtr	First Qtr
	2011	2011	2011	2011	Qtr 2010	2010	2010	2010
Interest income	5,836	4,099	3,651	3,972	4,429	5,470	7,816	7,133
Other (loss) income	(78)	539	1,106	775	(149)	(824)	(85)	600
Loan loss expense, net of recoveries[1]	(617)	(2,495)	(1,301)	(989)	(2,898)	(22,413)	(5,923)	(3,829)
Income (loss) before taxes	3,990	(565)	696	(1,694)	(2,268)	(23,390)	(756)	1,369
Net income (loss)	4,009	(550)	681	(1,652)	(19,001)	(17,645)	(612)	1,164
Earnings (loss) per share - basic and diluted	0.02	0.00	0.00	(0.01)	(0.13)	(0.12)	(0.00)	0.01
Total assets	252,821	252,276	251,113	249,868	251,993	270,016	262,339	276,431
Total liabilities	5,177	5,645	3,284	3,656	4,670	4,243	2,968	2,598

1 Includes loss on revaluation of foreclosed properties

Additional loan losses recorded during 2011 reflect updated management assessments and appraisals on the value of security underlying loans receivable and changes in the estimated timing of loan monetization of the real estate portfolio. Primarily, however, these loan losses were recorded against the interest income recorded on impaired loans, pursuant to an accounting guideline under IFRS.

Interest income trended downwards from the second quarter of 2010 to the second quarter of 2011 due to an increase in the proportion of impaired loans, of which interest is recorded on the net carrying amount as opposed to the principal loan value. However, interest income has increased from the second quarter of 2011 due to the Company’s growth in its resource loan portfolio.

Total assets have on average trended downwards since the first quarter of 2010 as a result of loan losses recorded throughout 2010 and an allowance taken against deferred income tax assets in the fourth quarter of 2010. Additionally, the Company repaid significant liabilities outstanding during 2010, such as non-recourse loan syndications which were repaid in the first quarter of 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 3 of its Annual Financial Statements. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of the Company’s annual Financial Statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Warrant valuation

Warrants held by the Company that are not publicly traded and where a fair value is determined is performed using the Black-Scholes option pricing model. Where applicable, each whole warrant is exercisable for one common share of the relevant issuer at its stated exercise price.

To arrive at the fair value of the warrants as at December 31, 2011, the Black-Scholes pricing model was populated using the following assumptions:

African Minerals Limited – 325,000, 3 year share purchase warrants
Strike price	6.00 GBP
Expected remaining life in years	2.12

African Minerals Limited – 625,000, 5 year share purchase warrants
Strike price	4.25 GBP
Expected remaining life in years	4.12

North American Palladium – 25,000, 3 year palladium purchase warrants
Strike price	217 USD (per 0.35/ounce of palladium)
Expected remaining life in years	2.76

The weighted average volatility used on these warrants is 30 percent.

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to an existing provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  the secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Deferred tax assets and liabilities

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred taxes of a change in tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment. Deferred income tax assets are recognized to the extent their realization is more likely than not and are adjusted by an allowance when expected realization of deferred income tax assets does not meet the more likely than not realization test. In determining whether deferred income tax assets meet the more likely than not realization test, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. Given cumulative net losses have incurred during recent years, a significant piece of negative evidence is present which is difficult to overcome in concluding that deferred income tax assets are recoverable.

The Company has recognized a deferred tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date for IFRS to replace GAAP for publicly accountable enterprises. The Financial Statements for the years ended December 31, 2011 and 2010 have been prepared using IFRS.

Further information regarding the financial impact of the Company's transition from GAAP to IFRS is available in note 5 to the audited consolidated financial statements for the year ended December 31, 2011.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 20 to the Annual Financial Statements. Significant related party transactions during the year ended December 31, 2011 include the following:

  In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements expire in September 2012, and pursuant to these agreements, the Company recorded $0.4 million in related salaries expense during the year ended December 31, 2011 (December 31, 2010 - $0.01 million).

  During the year ended December 31, 2011, the Company paid $2.6 million in loan monetization bonuses to certain employees and directors of the Company (December 31, 2010 - $3.3 million) and $0.4 million in severance payments to employees (December 31, 2010 - $1.7 million). As at December 31, 2011, loan monetization bonuses of $0.01 million were outstanding and included in accounts payable and accrued liabilities (December 31, 2010 - $1.1 million).

  During the year ended December 31, 2011, the Company recorded $3.4 million (December 31, 2010 - $0.6 million) as management services expense incurred with Sprott LP for their administration of the Partnership discussed in Note 1. The related amount included in accounts payable and accrued liabilities as at December 31, 2011 was $3.3 million (December 31, 2010 - $0.6 million).

  In February 2011, the Company established a joint venture with Dundee Resources Limited, a wholly owned subsidiary of Dundee Corp., and related by virtue of having one of its key officers on the Company’s board of directors. The joint venture, SD Holding (Sierra Leone) Partnership, was established to facilitate the administration of a loan facility (see Note 10). During the year ended December 31, 2011, SD Holding (Sierra Leone) Partnership distributed $2.0 in success and arrangement fees to the joint venturers, of which the Company’s share of fees was $1.0 million. As at December 31, 2011, $0.1 million of related amounts are included in accounts payable and accrued liabilities.

  During the year ended December 31, 2011, the Company sold a portion of one of its loans to a party related by virtue of their representation on the Company’s board of directors. The Company received $2.0 million for the sale of the loan.

  In June 2011, the Company deposited $20.0 million into an investment portfolio set up and managed by Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. In connection with the investment advisory services provided by Sprott Asset Management LP, the Company is required to pay a monthly management fee equal to 1/12th of 0.25% of the net asset value of the portfolio’s investments. Total fees paid during the year ended December 31, 2011 is $0.02 million.

The Company utilizes a majority independent Credit Committee of the Board when granting credit facilities in excess of $10.0 million or credit facilities to borrower’s which may be seen to be a related party. Approval by the Board, itself, is required for any credit facility in excess of $20.0 million. A related party for this purpose is defined as a borrower in respect of which the Company can or should be able to reasonably determine that any of the Company’s directors, officers, or significant shareholders of the Company, singly or as a group, controls or owns more than 10% of the borrower’s voting shares or otherwise has a material interest in the borrower or an affiliate of the borrower or as otherwise provided under applicable law. As at December 31, 2011, to the best of its knowledge, the Company had not provided any credit facilities to a related party as defined herein.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 1st, 2012, the Company had the following common shares and stock options outstanding:

Common shares	154,180,546
Stock options	7,900,000
Common shares on full dilution of stock options	162,080,546

As at March 1, 2012, there were 3,400,000 “in the money” stock options outstanding, of which 2,341,622 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

  emphasis on first priority secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and, if applicable, progress thereon;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization on foreclosed properties held for sale.

The Board has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million and any related party loans greater than $500 thousand. Any loan exposure for amounts greater than $20 million must be approved by the Board. Except for related party loans greater than $500 thousand, the Board has delegated approval authority for all loan exposures less than $10 million to an approval committee comprising members of senior management. In addition, at origination, the Company does not allow any one loan exposure to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.

The Company’s maximum exposure to credit risk on the Annual Consolidated Balance Sheet is the carrying value of its loans and receivables. As at December 31, 2011, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $24.4 million (18% of the Company’s loans receivable). This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

The Company is also exposed to credit risk on its derivate forward currency contract. To limit counterparty exposure, the Company’s hedging policy requires that hedges are only placed with well known investment grade counterparties with A+ ratings and also limits counterparty exposure to any single party or connected parties to 20% of the Company’s equity based on the value of the hedge.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at December 31, 2011, the Company had future loan commitments to borrowers of up to $5.0 million.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporate assumptions related to the likely timing of loan repayments and foreclosed property sales. As at December 31, 2011, the Company holds sufficient cash and liquid securities to meet obligations for its next fiscal year.

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s current investment in common shares and publicly traded warrants, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $0.3 million in the fair value of the investments.

With respect to the Company’s current investments in non publicly traded warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase of approximately $1.0 and a decrease of $0.7 million in the fair value of the warrants

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at December 31, 2011, the Company had 11 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $142.4 million. The Company’s 11 resource loans range in maturity dates of less than 6 months to three years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities. The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk. The Company does not currently have any precious metal loans.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk.

Precious Metal Loans are generally based in US dollars and would be subject to foreign exchange rate risk and commodity price risk.

The following summarizes the Company’s significant financial assets and liabilities by currency:

	All amounts in thousands of Canadian
December 31, 2011	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	25,692	6,302	-	-	31,994
Restricted cash	5,000	-	-	-	5,000
Investments and securities at FVTPL	44.925	1,296	1,269	312	47,802
Loans receivable	105,453	30,696	-	-	136,149
Foreclosed properties	29,944	-	-	-	29,944
Derivative asset[1]	-	76	-	-	76
All other assets	1,296	560	-	-	1,856
Total assets	212,310	38,930	1,269	312	252,821

Total liabilities	4,955	222	-	-	5,177

1

The Company entered into a forward currency contract with a Canadian chartered bank to hedge its exposure to foreign exchange risk on its loan receivables denominated in US dollars. The forward contract is to sell $25.0 million US dollars in exchange for $25.5 million Canadian dollars. During the year ended December 31, 2011, the fair value gain on this forward contract was $0.01 which was offset by foreign exchange losses on loans denominated in US dollars. During the year ended December 31, 2010, the Company did not hold any derivative forward currency contracts.

Other risks

In providing resource loans, the Company may be exposed to other risks such as environmental and governmental risks. Environmental risks can arise when the borrower fails to meet applicable environmental laws and regulations or the environmental laws or regulations are revised. This can result in the borrower’s licenses being revoked or suspended and thereby reducing the value of the underlying security of the loan or the borrower’s ability to repay its indebtedness.

The Company may enter into lending agreements with resource companies operating in various international locations. Any changes in regulations in these foreign jurisdictions are beyond the Company’s control and could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers or a government may change the tax regime diminishing the value or marketability of the security.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on evaluations performed on the effectiveness of the design and operation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective and were operating at a reasonable assurance level.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on evaluations performed of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are likely to affect the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.